UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017019

March 10, 2003

NO ACT
P.E 1-17-03
1-9553

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Re: Viacom Inc.
Incoming letter dated January 17, 2003

Dear Mr. Fricklas:

This is in response to your letter dated January 17, 2003 concerning the shareholder proposal submitted to Viacom by the Carpenters Pension Fund of Philadelphia. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

RECEIVED
2003 JAN 22 AM 11:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SENT VIA AIRBORNE EXPRESS

January 17, 2003

VIACOM

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Viacom Inc./Exclusion from Proxy Materials of Shareholder Proposal Submitted by the Carpenters Pension and Annuity Fund of Philadelphia and Vicinity

Ladies and Gentlemen:

Viacom Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by the Carpenters Pension and Annuity Fund of Philadelphia and Vicinity (the "Proponent") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2003 annual meeting of shareholders (the "Annual Meeting"). A copy of the Proposal is attached hereto as Exhibit A. The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2003 Proxy Materials, for the reasons set forth below. The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 11, 2003, and the Company's Annual Meeting is scheduled to occur on May 21, 2003.

As more fully set forth below, we believe that the Proponent's Proposal may be excluded from the Proxy Materials for the Annual Meeting because the Proponent failed to submit the Proposal in a timely manner as required by Rule 14a-8(e).

BACKGROUND

The Company received the Proposal, sent by regular mail, from the Proponent on December 17, 2002, one day after the deadline of December 16, 2002 for submitting proposals for inclusion in the Company's 2003 Proxy Materials. The Proposal was dated December 12, 2002 and included a typed notation "Sent Via Facsimile 212-258-6464" on the letter. However, after making extensive inquiry within the Company, no employee of the Company had any knowledge of receipt of such facsimile. Attached hereto as Exhibit B is a copy of an affidavit from Ms. Nancy Savastano, executive administrative assistant to the Company's General Counsel and Corporate Secretary, stating that she did not receive a facsimile of the Proposal from the Proponent on or before December 16, 2002. Ms. Savastano further states that on December 17, 2002 she received a copy of the Proposal by regular mail delivery.

On December 19, 2002, the Company requested proof of delivery from the Proponent in accordance with Rule 14a-8(e)(1) and specified a fourteen (14) day deadline for the Proponent to provide proof of delivery in accordance with Rule 14a-8(f)(1). Proof of delivery has not been provided within the fourteen (14) day timeframe nor has it been received to date. A copy of the Company's December 19, 2002 correspondence requesting proof of delivery is attached hereto as Exhibit C.

Moreover, the Company clearly identified in its proxy statement, dated April 15, 2002, relating to its 2002 annual meeting of shareholders, the following disclosure:

> "In order for proposals by stockholders to be considered for inclusion in the Proxy and Proxy Statement relating to the 2003 Annual Meeting of Stockholders, such proposals must be received at the principal executive offices of the Company on or before December 16, 2002 and should be submitted to the attention of Michael D. Fricklas, Secretary."

DISCUSSION

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Rule 14a-8(e)(1) states that, in order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery. The Staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's executive offices even one day past the deadline. See, e.g., *The Coca-Cola Company* (January 11, 2001), *PepsiCo, Inc.* (January 14, 2000), *Hewlett-Packard Company* (November 17, 2000), *Hewlett-Packard Company* (November 9, 1999), *Chevron Corporation* (February 10, 1998) (one day late, citing eight no action letters where proposals were one day late); *Norfolk Southern Corp.* (February 23, 1998) (one day late, citing nine additional no action letters where proposals were one day late); and *EG&G, Inc.* (December 23, 1997) (one day late, was excludable even though the proposal was dated one week before the deadline). For the Staff to have found otherwise would put registrants in the position of having to make subjective judgments as to the efficacy of various explanations or excuses for proponents' failure to comply with the Rule.

The Proponent failed to deliver the Proposal to the Company's principal executive office on or before the December 16, 2002 deadline, as required by Rule 14a-8(e) and set forth on page 27 of the Company's 2002 proxy statement. The Proponent's Proposal was received by the Company on December 17, 2002, one day after said deadline.

CONCLUSION

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Company's 2003 Proxy Materials under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, Exhibit B and Exhibit C, are enclosed, and a copy of this letter is being sent to the Proponent.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (212) 258-6070 or fax (212) 258-6099.

Very truly yours,

Enclosures

cc: Edward Coryell, Fund Chairman
Carpenters Pension and Annuity Fund of Philadelphia & Vicinity

Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America

CARPENTERS
PENSION AND ANNUITY FUND OF PHILADELPHIA & VICINITY
1803 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368

[SENT VIA FACSIMILE 212-258-6464]

EXHIBIT A

December 12, 2002

RECEIVED
DEC 17 2002
MICHAEL D. FRICKLAS

Mr. Michael D. Fricklas
Corporate Secretary
Viacom, Inc.
1515 Broadway
New York, New York 10036

Re: Shareholder Proposal

Dear Mr. Fricklas:

On behalf of the Carpenters Pension Fund of Philadelphia ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Viacom, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,350 shares of the Company's Class A Common Stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Edward Coryell

Edward Coryell
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Conflicts Proposal

Resolved, that the shareholders of Viacom, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. *Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.*

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

EXHIBIT B

AFFIDAVIT OF NANCY SAVASTANO

Personally appeared before the undersigned notary, duly authorized by law to administer oaths, Nancy Savastano, who after being first sworn according to law, deposes and states as follows:

1. My name is Nancy Savastano and I am over 18 years of age and I am not suffering from any legal disability that would render me incompetent to give this affidavit. I have personal knowledge of the facts stated herein and know them to be true.

2. I am and have been executive administrative assistant to Michael D. Fricklas, who is General Counsel, Executive Vice President and Corporate Secretary of Viacom Inc. ("Viacom" herein), at all times relevant to this matter.

3. On December 17, 2002, I received a letter and attached shareholder proposal by mail addressed to Mr. Fricklas from the Carpenters Pension and Annuity Fund of Philadelphia & Vicinity ("Fund" herein), dated December 12, 2002.

4. I did not receive a facsimile copy of the December 12, 2002 letter and shareholder proposal from the Fund on or before December 16, 2002.

FURTHER AFFIANT SAYETH NOT.

Nancy Savastano
Nancy Savastano

State of New York
County of New York

Sworn to and subscribed before me this 15th day of January, 2003.

Patricia D. Caruso
Notary Public
My Commission expires: 11/30/05.

PATRICIA D. CARUSO
NOTARY PUBLIC, State of New York
No. 52-4745216
Qualified in Suffolk County
Term Expires 11/30/05

704364(1)

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Michael D. Fricklas
Executive Vice President
General Counsel and Secretary

Tel 212 258 6070
Fax 212 258 6099
E-mail: michael.fricklas@viacom.com

EXHIBIT C

SENT VIA FACSIMILE 215 569-0368 and
BY AIRBORNE EXPRESS

VIACOM

December 19, 2002

Mr. Edward Coryell, Fund Chairman
Carpenters Pension and Annuity Fund
of Philadelphia & Vicinity
1803 Spring Garden Street
Philadelphia, PA 19130-3998

Dear Mr. Coryell:

Re: Shareholder Proposal – Auditor Conflicts

We are in receipt of your Shareholder Proposal, received in our office on December 17, 2002.

Please be advised that within fourteen (14) days of your receipt of this notice, you must provide proof of delivery to the Company of your Shareholder Proposal on or before December 16, 2002, in accordance with Rule 14a-8(e)(1). We received your Shareholder Proposal at our office by regular mail on December 17, 2002, which is later than the December 16th deadline stipulated in our 2002 Proxy Statement. In addition, your letter indicates that a facsimile was sent to a fax number located within our Corporate Relations group. After considerable inquiry at that location, we have not found any record of receipt of a fax from your offices. Under Rule 14a-8(e), shareholder proposals received after the deadline are not eligible for consideration.

Also, within fourteen (14) days of your receipt of this notice, you must provide us with proof of ownership of shares of Viacom Class A Common Stock in accordance with Rule 14a-8(b). The proof of ownership must indicate the number of shares of Viacom Class A Common Stock that have been continuously beneficially held for at least one year.

Yours truly,

cc: Edward J. Durkin (sent via facsimile 202 543-4871 and by Airborne Express)

699179(1)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Viacom Inc.
Incoming letter dated January 17, 2003

The proposal requests that the board of directors adopt a policy "stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company."

There appears to be some basis for your view that Viacom may exclude the proposal under rule 14a-8(e)(2) because Viacom received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Viacom omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Gail A. Pierce
Attorney-Advisor